4/11

03007986

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Canbras Communications Corp

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

APR 16 2003

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 1927 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dly

DATE : 4/14/03

LETTER TO SHAREHOLDERS

In 2002, the Brazilian broadband operations of Canbras Communications Corp. and its subsidiaries (together, the Canbras Group) registered its seventh consecutive year of continuous, sustained growth since the launch of service in early 1996 – a record unmatched by any other major player in the Brazilian pay television market. Cable television subscribers grew 12%, reaching over 191,000; subscribers to the high-speed internet access service grew 50%, to nearly 13,000; commercial subscribers to the Canbras Net ISP service increased by 43%; while data circuits for the Company's data service offering grew to 384 by year end.

This subscriber growth fueled strong revenue growth over last year -- a 25% increase in revenues when measured in Brazilian *reais*, and a 10.5% revenue growth when measured in Canadian dollars. Revenue growth and a strict focus on cost containment combined to produce an increase in EBITDA from $0.4 million last year to $12.4 million in 2002.

What particularly makes 2002's operating and financial results noteworthy, however, is the fact that they were achieved in the face of a series of formidable obstacles. The Brazilian *real* suffered a steep devaluation relative to the Canadian dollar, averaging 20% over the year and more than 53% on a year-end basis (causing the 25% growth in local currency revenue to decline to 10.5% when translated into Canadian dollars). Political uncertainty and financial turmoil in both Brazil and neighbouring South American countries weakened both investor and consumer confidence. Major telecommunications and media companies continued to retrench and redraw expansion plans in light of the global downturn in the telecom industry. In addition, the high profile financial challenges faced by some of the major Brazilian pay television and mobile wireless companies caused a further contraction of values and access to capital markets for telecommunications operators in Brazil.

The Canbras Group addressed these various challenges in four important ways:

- Increasing focus on subscriber penetration, including new programming packages aimed at lower income segments;
- Implementing cost reduction measures, including a decrease in personnel to 619 employees at year-end compared to 647 one year earlier;
- Successfully renegotiating many of the company's programming contracts, reducing exposure to exchange rate fluctuations and realizing significant cost-savings; and
- Persevering in the long running efforts to achieve access to local utility company poles at fair and reasonable rates (including a preliminary favourable legal judgment at the end of 2002).

In keeping with our decision to focus on our core connectivity businesses, we reached an agreement in 2002 with Brazil's largest fee-based ISP, Universo OnLine (UOL), to transfer all of Canbras Net's residential customer contracts to UOL and to share in the revenues generated by these residential customers over the next three years, while retaining them as cable television and internet access subscribers. Under this strategic sales and marketing agreement, the Canbras Group and UOL will jointly market Canbras' high-speed access service and UOL's ISP products to new residential customers, greatly strengthening our residential Access/ISP package mix. We will continue to focus our ISP company, Canbras Net on meeting broadband data needs in the corporate/commercial sector. In addition, with the new "Multimedia Communications Services" licenses awarded to the Canbras Group during 2002, we now have the ability to further expand our service offerings by providing, directly to end users, data and Internet access services not only to our cable television customers, but also to all potential customers in our service areas.

During 2002 our company also experienced a change in its majority shareholder following a reorganization at Telecom Americas Ltd., and Bell Canada International Inc. (BCI) resumed its majority share ownership of the Corporation. Also during 2002 BCI itself underwent a sea-change, and in mid-2002 began operating under a court-supervised Plan of Arrangement. BCI's Plan will see it monetizing its assets, resolving all claims against it and distributing net proceeds to its shareholders, and ultimately, the dissolution of BCI.

We also started a process in 2002 under which, together with our financial advisor, we are investigating the possibility of a sale of our broadband communications operations in Brazil. This process is continuing, and we cannot provide any assurances at this time regarding whether we will be able to conclude any sale agreement. Any such transaction would be subject, of course, to required approvals, including regulatory and shareholder approvals.

For 2003, the Canbras Group is preparing for the further challenges ahead. Like so many other telecommunications companies around the world, we are confronted with severe liquidity issues and face the possibility of a payment default in May 2003 under our credit facility, which could result in the lenders demanding immediate repayment of the entire amount of the indebtedness under that facility (approximately US $18.5 million). In addition, the Canbras Group does not expect to have sufficient cash to meet its projected corporate overhead for 2004. As a result, the Canbras Group is engaged in on-going discussions with the lenders under the credit facility to refinance or otherwise modify the terms of that facility, has approved an operating budget for 2003 that reflects constrained growth and a significant price increase for cable television services and is pursuing various strategies, including new sources of financing, that could allow the Canbras Group to achieve the necessary liquidity to continue in operation beyond 2003. At this time, there can be no certainty as to the outcome of any of these initiatives. For a more detailed discussion of these matters, please see "Outlook" and "Risk Factors – Liquidity" in Management's Discussion and Analysis.

As of January 1, 2003, for accounting and financial reporting purposes the functional currency of the Company's Brazilian subsidiaries will change from Canadian Dollars to Brazilian *reais*. This change in functional currency is a result of an evolutionary shift in economic circumstances. Our subsidiaries have now become largely independent of the Canadian parent company both with respect to their day-to-day financing of Brazilian operations and the centralization of the operating management team in Brazil. The impact of changing the functional currency will result in a significant reduction in the Company's carrying value of its non-monetary assets, such as fixed assets and licenses as well as in shareholder equity. The carrying value of non-monetary assets will be reduced by $65.3 million and shareholders' equity will be reduced by $52.9 million as of January 1, 2003 (as more fully explained in "Financial Review – Change in Functional Currency" in Management's Discussion and Analysis). These reductions reflect the decline in value of the Brazilian *reais* relative to the Canadian dollar between the time our non-monetary assets were first acquired and January 1, 2003. This change in functional currency will not impact the currency in which we report our results to you, which will remain in Canadian dollars.

We are proud of the entire team of Canbras employees in overcoming the obstacles before them throughout 2002. They rose to the task with focus and dedication, and delivered strong operating results in difficult circumstances. We have full confidence that the men and women of the Canbras Group will continue their dedicated efforts in the face of the very serious challenges that confront our company as we move into 2003 and beyond.

On behalf of the Board

Renato Ferreira Jr.
President and Chief Executive Officer,
The Canbras Group

Louis A. Tanguay
Chairman,
Canbras Communications Corp.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis of financial condition and results of operations ("MD&A") for the year 2002 focuses on the results of the operations and financial situation of Canbras Communications Corp. (the "Corporation") together with its subsidiaries (collectively, the "Canbras Group") and should be read in conjunction with the Corporation's audited consolidated financial statements for the year ended December 31, 2002.

This MD&A is intended to assist in the understanding and assessment of significant changes and trends, as well as risks and uncertainties, related to the Canbras Group and the results of operations and financial condition of the Corporation.

Any reference in this MD&A to EBITDA means earnings from continuing operations before interest, taxes, depreciation and amortization. EBITDA is a widely used measure of cash operating earnings before financing charges & income taxes. EBITDA does not have any standardized meaning prescribed by generally accepted accounting principles.

Certain sections of this MD&A contain forward-looking statements with respect to the Canbras Group. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. Factors which could cause actual results to differ materially from current expectations are discussed below under "Risk Factors".

The Canbras Group's results from continuing operations for 2002 consist of broadband communications services in Brazil, including cable television, high-speed Internet access and data services provided in the Greater São Paulo and surrounding coastal areas, cable television services in certain cities in Paraná State, and Internet Service Provider ("ISP") services in the Greater São Paulo and surrounding coastal areas.

OVERVIEW

While the Corporation's functional currency is Canadian dollars, all of the Canbras Group's revenues are generated in Brazilian *reais*. Most costs and expenses are incurred in *reais* with the exception of programming costs which are primarily US dollar denominated, and interest expense on indebtedness due to third parties which is entirely US dollar based. All "$" amounts referred to in this MD&A reflect Canadian dollar amounts except as otherwise expressly noted.

The following table contains exchange rates for the periods indicated:

	Twelve Months ended December 31, 2002	Twelve Months ended December 31, 2001	Variation Favourable / (unfavourable)
R$/C$ - at period end	2.24	1.46	(53.4%)
R$/C$ - average for the period	1.80	1.50	(20%)
US$/C$ - at period end	0.63	0.63	0%
US$/C$ - average for the period	0.64	0.65	(1.5%)

The table below presents selected operating statistics of the Canbras Group as at December 31, 2002 and December 31, 2001:

	As at December 31, 2002	As at December 31, 2001	Variation
Broadband cable services:			
Homes passed	871,528	845,186 (1)	3.1%
Km of activated plant	4,158	4,158 (1)	0.0%
Cable television subscribers	191,443	171,099	11.9%
Internet access subscribers	12,919	8,621	49.9%
Premium subscribers	74,046	77,961	(5.0%)
% of activated plant bi-directional	80%	60%	*n/a*
Penetration of homes passed	22.0%	20.7%	*n/a*
Year-to-date average gross revenue per subscriber (in *reais*)			
Cable television	49.93	48.34	3.3%
Internet access	54.84	48.95	12.0%
Cable television subscribers – average monthly churn	1.5%	2.3%	*n/a*
ISP services:			
Residential subscribers (2)	2,359	6,401	(63.1%)
Commercial subscribers	581	407	42.8%

n/a - not applicable
(1) Restated
(2) Being transferred to UOL

The following summarizes events which impacted the results for 2002, or which may impact results in 2003 and beyond.

- 12% increase in cable television subscribers
- 50% increase in internet access subscribers
- Reduction in programming costs as a result of favorable price renegotiations
- Completion of the plan to centralize substantially all core executive and operations management positions in Brazil ("Management Centralization Plan")
- 4.3% decrease in headcount (619 in 2002 vs 647 in 2001)
- Devaluation of 20% in the average translation rate of the Brazilian *real* into Canadian dollars which depressed the Corporation's revenues and expenses as reported in Canadian dollars
- Purchase by the Corporation from a group of banks of $15 million of notes issued by a subsidiary of the Corporation under the Floating Rate Note Facility
- A decline in cash and cash equivalents balances from $35.1 million in 2001 to $9.6 million in 2002. Existing cash and cash expected to be generated from 2003 operations are not expected to be sufficient to meet US $9.25 million (approximately $14.6 million) due to financial institutions in May 2003 and the Corporation faces the possibility of a payment defaulting under this credit facility, in which event the lenders could demand immediate repayment of the entire amount due thereunder (US$18.5 million).

The Corporation also does not expect to have sufficient cash to meet its projected corporate overhead and certain other operating expenses for 2004, and is pursuing various strategies, including new sources of financing, to continue in operation beyond 2003. (See "Liquidity and Capital Resources", "Outlook" and "Risk Factors" below)

- Approval of an operating budget for 2003 that reflects constrained growth and a significant price increase for cable television services (see "Liquidity and Capital Resources", "Outlook" and "Risk Factors" below)
- Expiry of a put and call option agreement between the Canbras Group and its partner in two subsidiaries, and on-going discussions between the parties which may result in a realignment of their respective ownership interests in the franchises for the cities of Sao Jose dos Campos and Guarulhos, and depending on final agreements between the parties, if any, the Corporation may recognize a significant loss on disposition.
- Execution of a strategic, sales and marketing agreement with Universo Online S.A. ("UOL"), the largest fee-based ISP in Brazil, including the transfer of the Canbras Group's residential ISP customers to UOL, a three-year revenue sharing arrangement in respect of these customers and a joint marketing program for the Canbras Group's high-speed Internet access and UOL's ISP products to new residential customers
- Favorable preliminary court decision in one of its licensed areas in a long running dispute involving pay television operators' right of access to local utility company poles at fair prices, establishing strong jurisprudence which may lead to significant reductions in future operating expenses. Costs related to pole rental amounted to $4.4 million in 2002. (see "Risk Factors – Ability to Obtain Pole Access at Fair Prices")
- Sale on March 1, 2002 of the private telephone resale operations which was being accounted for as discontinued operations

FINANCIAL REVIEW

Change in Functional Currency

As of January 1, 2003, the Corporation's Brazilian subsidiaries were no longer considered to be integrated operations due to the fact that their economic activities, mainly the day-to-day financing of the subsidiaries' operations and the centralization of the operating management team in Brazil, had become largely independent of the Corporation and will be considered self-sustaining subsidiaries. The Corporation will continue to report the financial results in Canadian dollars, but the functional currency of its foreign subsidiaries will change from Canadian dollars to Brazilian *reais*. Accordingly, for accounting and financial reporting purposes the Corporation will switch the method of translation from the temporal method to the current-rate method. Under the current-rate method, assets and liabilities of the subsidiaries denominated in a foreign currency will be translated into Canadian dollars at exchange rates in effect at the balance sheet dates. Revenues and expenses will be translated at the average exchange rates prevailing during the period. The resulting unrealized gains or losses will be accumulated and reported as a foreign currency translation adjustment in shareholders' equity.

The impact of changing the method of translation from the temporal to the current-rate method as of January 1, 2003, will result in a significant reduction in the Corporation's carrying value of its non-monetary assets, such as fixed assets, licenses, deferred costs, non-controlling interest and shareholders' equity. Based on the exchange rate in effect on January 1, 2003, the carrying value of fixed assets, licenses, deferred costs and non-controlling interest would be reduced by $40.8 million, $19.9 million, $4.6 million and $12.4 million respectively and as a result, shareholders' equity would be reduced by $52.9 million. The reductions reflect the decline in value of the Brazilian *reais* relative to the Canadian dollar between the time the non-monetary assets were first acquired and January 1, 2003. The carrying value of non-monetary assets, as well as the foreign currency translation adjustment in shareholders' equity, will fluctuate each quarter based on the exchange rate in effect at each quarterly balance sheet date.

Retroactive Restatement of Prior Period – Foreign Currency Translation

Effective January 1, 2002, the Corporation adopted the amended accounting recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook, Section 1650 "Foreign Currency Translation" which require that, effective January 1, 2002, all unrealized translation gains and losses on assets and liabilities denominated in foreign currencies be included in earnings for the year, including gains and losses on long-term monetary assets and liabilities, such as long-term debt, which were previously deferred and amortized on a straight-line basis over the remaining lives of the related items. These changes were applied retroactively with restatement of prior periods. As a result of this change in accounting policy, opening deficit at January 1, 2002 increased by $1.1 million (2001 - $0.7 million), deferred charges decreased by $1.8 million, non-controlling interest decreased by $0.7 million and net loss for 2001 increased by $0.4 million.

Goodwill and Other Intangible Assets

The CICA Handbook, Section 3062, "Goodwill and Other Intangible Assets", requires that goodwill and other intangible assets with an indefinite life are no longer amortized to earnings but are subject to an annual impairment test.

The Corporation completed its goodwill impairment test as of January 1, 2002 and determined that all of its goodwill was impaired. In accordance with CICA provisions, $19.2 Million was charged to opening deficit.

For the year ended December 31, 2001, goodwill amortization amounted to $1.5 million. Prior period earnings have not been restated to reflect the non-amortization of goodwill.

Revenue

Total revenues from continuing operations in 2002 for the Canbras Group were $61.6 million, an increase of 10.5% from the 2001 level of $55.8 million. This increase is largely due to the growth of cable television and Internet subscribers and higher prices for cable television services. Also contributing to the revenue growth were increased sales of data and ISP services which were up 164% and 69% respectively, over 2001 levels. Offsetting these factors was a 20% unfavorable variance in the average translation rate of Brazilian *reais* into Canadian dollars. When measured in *reais*, 2002 revenue was R$112.2 million compared to R$89.8 million in 2001, an increase of 25.0%. Under a strategic, sales and marketing agreement with UOL, commencing in the third quarter of 2002, the Canbras Group began transferring its residential ISP customer contracts (approximately 10,000) to UOL, while the Canbras Group retains these customers as cable television and Internet access subscribers. This process was substantially completed by year-end 2002, and will be fully completed during the first quarter of 2003. Under the agreement, the Canbras Group and UOL will share in the ISP revenues generated by these customers over the next three years.

Cost of Service

Cost of service was $18.7 million in 2002, compared to $18.4 million last year, an increase of 1.3%. This was due to the increase in the number of subscribers and a strengthening in the US dollar which caused an increase in the US dollar denominated programming costs. Partially offsetting these factors, were discounts received of $2.4 million as a result of favorable negotiations with programmers.

Operating, Selling, General and Administrative Expenses

Total operating expenses for the year were $30.5 million compared to $37.0 million in 2001. The $6.5 million decrease (17.6%) in operating expenses is attributable to the reduced operating expenses, principally payroll and travel, due to the implementation of the Management Centralization Plan, and to the depreciation in the translation rate of Brazilian *real* costs into Canadian dollars and lower operating costs in Brazil.

Earnings Before Interest, Taxes, Depreciation and Amortization before Special Charges ("EBITDA")

The following table presents EBITDA of the Canbras Group:

	Twelve Months ended December 31, ($ Million)		
	2002	2001	Variation
Broadband cable services	14.9	6.4	8.5
ISP services	0.3	(0.8)	1.1
Corporate	(2.8)	(5.2)	2.4
Total	12.4	0.4	12.0

EBITDA from cable television operations increased by $8.5 million due to higher margins (24.9%) versus 11.7%), resulting from reduced operating expenses and programming discounts. Increased revenues also contributed to the increase in EBITDA from broadband cable operations. EBITDA from ISP services turned positive while the overall EBITDA level of $12.4 million benefited from lower expenses at the Montreal office.

Depreciation and Amortization

Depreciation and amortization was $25.1 million compared to $21.6 million in the previous year. The increase reflects depreciation of cable plant and equipment acquired for continued network expansion during the year ended December 31, 2001. The average gross fixed and intangible asset balance in 2002 was $246.9 million whereas in 2001 it was $216.1 million. The composite depreciation and amortization rate for 2002 was 10.2%, whereas for 2001 was 10.0%. During 2002, goodwill amortization was nil, whereas in 2001 amounted to $1.5 million.

Interest Expense and Income

Interest expense during the year decreased to $5.7 million from the 2001 level of $6.3 million reflecting lower average indebtedness following the purchase of $15 million in Notes from a group of banks by the Corporation during the first quarter of 2002 (see "Financing Activities" below). Interest income of $3.0 million (2001 - $1.6 million) increased primarily due to increased US dollar linked investments in Brazil which generated significantly higher interest rates.

Special Charge

In 2001, the Corporation recorded a one-time special charge of $1.9 million reflecting the expected costs to implement and complete the Management Centralization Plan pursuant to which substantially all core positions responsible for the executive direction and management of the operations of the Canbras Group were phased out of Montréal, Canada effective December 31, 2001 and centralized in Santo André, Brazil. At the end of 2002, the remaining balance of the special charge provision of $0.4 million was reversed in the Statements of Operations.

Foreign Exchange Gain (Loss)

Foreign exchange gain for 2002 amounted to $2.7 million compared to a loss of $1.9 million in 2001. The increased foreign exchange gain is a result of an appreciation of the Canadian dollar relative to the Brazilian *real* over the past year which is used to translate net *real* denominated monetary liabilities to Canadian dollars.

Net Loss from Continuing Operations

The net loss from continuing operations was $10.0 million in 2002 compared to $24.2 million last year. This improvement was due primarily to increased EBITDA.

Discontinued Operations

As of December 31, 2001, the Corporation adopted a formal plan of disposal in respect of its private telephone resale operations conducted through its subsidiary Teleminio Serviços de Telematica Ltda. ("TST"), through the winding down of TST's operations by December 31, 2002 (unless earlier sold to a third party). As a result, the Corporation recorded a net provision of $6.0 million in 2001. The provision included both the write-down of assets ($4.6 million) and the operating losses expected to be incurred between the date TST's operations were treated as discontinued and the ultimate wind-down date ($1.4 million).

The consolidated statement of operations for the year ended December 31, 2002 excludes the revenues and expenses of the discontinued operations (see Note 9 of the audited consolidated financial statements). The cash flows for the discontinued operations for 2002 are presented as a single line in the consolidated statement of cash flows, and are identified as discontinued operations.

The results of operations and cash flows for the discontinued operations for 2001 are presented as a single line in the consolidated statements of operations and cash flows, and are identified as discontinued operations.

Effective March 1, 2002, the Corporation sold all of the equity of TST to a third party who assumed all future and on-going costs and liabilities related to TST, and the Canbras Group agreed to remain responsible for past outstanding liabilities and certain other specified obligations. As at December 31, 2002, the balance of the accrual was $3.8 million.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

Cash provided by operating activities was $6.5 million for 2002, an improvement from the $4.3 million of cash used in 2001. The improvement resulted mainly from increased EBITDA, partially offset by a reduction in accounts payable and accrued liabilities following a $5.1 million payment to programmers in December 2002 in connection with the negotiations that resulted in the discounts of $2.4 million referred to above.

Financing Activities

On February 28, 2002, the Corporation purchased from a group of banks $15.0 million of notes issued by a subsidiary of the Corporation under the Floating Rate Note Facility.

On February 28, 2001, the Corporation successfully completed a Rights Offering to holders of its common shares, raising gross proceeds of $99.1 million.

During 2001, upon closing of the Rights Offering, a total of 23,047,723 new common shares of the Corporation were issued. The Corporation used $25 million of the net proceeds from the Rights Offering to repay outstanding bank indebtedness under a senior secured bank facility.

Investing Activities

Capital expenditures for the year were $10.0 million (2001 - $52.6 million), which were comprised primarily of costs of installation of new subscribers to the Canbras Group's cable television, Internet and data services. The decrease was mainly due to reduced investment in network expansion and lower net additions in homes passed and subscribers. Additional homes passed in 2001 were 232,067, whereas during 2002 additional homes passed were only 26,342. In addition, gross subscriber addition for 2001 were 72,368, and for 2002 were 56,933.

During the year, $1.0 million of costs relating to development and prematurity costs, subscriber conversion costs and long-term financing costs were capitalized.

Cash and Cash Equivalents

Cash decreased by $25.4 million during the year. Cash was used to purchase notes from a group of banks ($15 million), to pay obligations for discontinued operations ($6.0 million) and to fund capital expenditures.

OUTLOOK

Existing cash and cash generated from operations are not expected to be sufficient to meet US$9.25 million (approximately $14.6 million) due in May 2003 to the lenders under the Floating Rate Note Facility, and the Canbras Group faces the possibility of a payment default in May 2003 under such Facility, in which event the lenders could demand immediate repayment of the entire amount of the Facility (approximately US$18.5 million). In addition, the Canbras Group does not expect to have sufficient cash to meet its projected corporate overhead and certain other operating expenses for 2004. As a result, the Canbras Group is engaged in on-going discussions with its lenders with a view to refinancing or otherwise modifying the terms of the Floating Rate Note Facility, has approved an operating budget for 2003 that reflects constrained growth and a significant price increase for cable television services and is pursuing various strategies, including new sources of financing, that could allow the Canbras Group to achieve the necessary liquidity to continue in operation beyond 2003. See "Risk Factors – Liquidity" below.

With the assistance of its financial advisor, Credit Suisse First Boston Corporation, the Corporation is conducting a process aimed at gauging potential interest by third parties in acquiring the Canbras' Group's broadband communications operations in Brazil. At this time, the process is continuing. See "Risk Factors – Risks Relating to Sale Process" below.

RISK FACTORS

Liquidity

Ability to Meet Debt Obligations and Future Cash Requirements

Existing cash and cash generated from operations are not expected to be sufficient to meet US$9.25 million (approximately $14.6 million) in principal repayment obligations due in May 2003 to the lenders under the Floating Rate Note Facility (under which US$18.5 million remains outstanding), and the Canbras Group faces the possibility of a payment default under such Facility, in which event the lenders could demand immediate repayment of the entire amount of the Facility (approximately US$18.5 million). As a result, the Canbras Group is engaged in on-going discussions with its lenders with a view to refinancing or otherwise modifying the terms of the Floating Rate Note Facility. There can be no assurance as to the outcome of such discussions, including whether or not and on what terms (if any) the lenders would be willing to refinance or otherwise modify the terms of the Floating Rate Note Facility, or whether or not such discussions will be concluded prior to the repayment date in May 2003.

In the event that the Corporation is unable to obtain favorable modifications to the terms of the Floating Rate Note Facility and is unable to satisfy its May 2003 repayment obligations, or if it otherwise fails to comply with the various covenants in the Facility, the lenders under the Facility have the right to declare a default under such Facility and to demand immediate repayment of the entire amount of the Facility (approximately US$18.5 million), which would have a material adverse effect on the Corporation's business and financial condition.

In addition to the liquidity issues related to the Floating Rate Note Facility, the Canbras Group does not expect to generate sufficient cash from operations to meet projected corporate overhead and certain other operating expenses for 2004. As a result, the Canbras Group is pursuing various strategies, including new sources of financing, that could allow the Canbras Group to achieve the necessary liquidity to continue in operation beyond 2003. However, at this time, the Canbras Group does not have any commitments with respect to such strategies or such new financing.

The capital and equity market conditions, as well as general economic conditions, in Latin America over the past 12 to 24 months have been depressed and there can be no assurance as to whether or when a recovery will occur. Such conditions have negatively affected the value of the Corporation's assets and restricted the Corporation's ability to raise capital. As a result, there can be no assurance that the Corporation will be able to secure any new financing, whether from the public or private equity or debt markets, or from its majority shareholder, or that any such new financing (if obtained) would not have a substantial dilutive effect on shareholders' current interests in the Corporation.

Impact on Growth

As a result of the Corporation's current cash position, the Canbras Group has approved an operating budget for 2003 that reflects constrained growth and a significant price increase for cable television services. As a result, there is an increased risk of higher subscriber attrition (or "churn") and or a downgrade in the subscriber's programming packages which could result in the loss of future revenue due to subscribers discontinuing service and the inability to recoup any unrecovered costs incurred in acquiring the subscriber. As a result of the adoption of the constrained growth plan and significant price increases, the Corporation is anticipating lower levels of net subscriber growth than in past periods.

The Corporation cannot give any assurance that these plans will not have a material adverse effect on its business, financial condition, and results of operations (see also "Doing Business in Brazil" below), or its discussions with the lenders under the Floating Rate Note Facility or its ability to secure new financing (see "Liquidity – Ability to Meet Debt Obligations and Future Cash Requirements" above), or the price, if any, that it might be able to realize in a Sale Process (see "Risks Relating to Sale Process" below).

Risks Relating to Sale Process

With the assistance of its financial advisor, Credit Suisse First Boston Corporation, the Corporation is investigating the possibility of a sale of all or substantially all of its assets and businesses in Brazil (the "Sale Process"). There can be no assurance regarding the outcome of such Sale Process, including whether any definitive expressions of interest or bids will be made, or if made whether any such proposals will be on acceptable terms, including price, or whether any agreement could be concluded. In addition, if any such agreement could be concluded, the closing of any such transaction would be subject to regulatory and other required approvals, including shareholder approvals (see "Control by Majority Shareholder" below). As well, the Sale Process may be negatively affected by the Corporation's current liquidity situation, as described above under "Liquidity".

Control by Majority Shareholder

Bell Canada International Inc. ("BCI") indirectly owns or controls 76.6% of the common shares of the Corporation and, as such, BCI is able, without the approval of the Corporation's other shareholders, to exercise significant control and influence (subject to applicable laws and regulations) over the affairs of the Corporation, including with respect to (a) the election of directors; (b) amendments to the articles and/or by-laws of the Corporation; (c) effecting a merger, sale of assets or other major corporate transactions; (d) defeat of any take-over attempt; (e) determination of the amount and timing of dividends, if any, paid with respect to the common shares; and (f) control of the management and operations of the Corporation and (g) the outcome of virtually all matters subjected to a shareholder vote.

BCI is currently operating under a court-supervised Plan of Arrangement pursuant to which BCI intends to monetize its assets in an orderly fashion and resolve outstanding claims against it in an expeditious manner with the ultimate objective of distributing the net proceeds to its stakeholders and dissolving the company. BCI has publicly announced that it intends to dispose of its remaining assets, which include its indirect investment in the Corporation. The timing of the completion of the steps in BCI's Plan of Arrangement is dependent on the resolution of BCI's contingent liabilities, including outstanding litigation against BCI.

Ability to Obtain Necessary Programming at Affordable Prices

The success of the Canbras Group depends on obtaining or developing affordable and popular programming for its cable television subscribers. The Canbras Group's payment obligations under its programming contracts are primarily US dollar denominated, while the Canbras Group's revenues are generated in Brazilian *reais.* As a result devaluations of the Brazilian *real* against the US dollar result in increases in the Canbras Groups cost of programming. The Canbras Group has been successful in renegotiating some of its programming contracts during 2002 reducing its exposure to exchange rate fluctuations, but there can be no assurances that it will be successful in renegotiating any or all of its other programming contracts. If the Canbras Group is unable to meet customer programming needs, there could be reduced demand for its cable television services which would negatively affect the Corporation's revenues.

Ability to Obtain Pole Access at Fair Prices

The Canbras Group's network is almost entirely aerial construction. Historically, the Canbras Group has built its network by entering into negotiated pole rental agreements with the local electrical utility companies in the relevant licensed areas in order to utilize the already erected poles owned by such companies. The Canbras Group has experienced significant difficulties in reaching mutually acceptable pole rental agreements with certain local utility companies and, relying on regulations governing infrastructure sharing in Brazil, the Canbras Group has, to date, been successful in attaining access to the poles of these local utility companies through preliminary court injunctions, but at the pole rental cost demanded by the utility pending final court decisions.

The Canbras Group recently received a favorable decision of the court of first instance in the preliminary injunction suit filed in one of its licensed areas. The decision grants the Canbras Group, in the city of Sao Caetano (where the Canbras Group serves under 11,000 subscribers), the right to attach to the local utility company poles at a rate of approximately R$0.85 per attachment, representing a substantial savings over previously prevailing rates. Although the decision is being appealed and the outcome cannot be predicted, it is important in that it establishes current favorable jurisprudence in the Canbras Group's right of access to utility infrastructure at reasonable rates. The Canbras Group intends to seek preliminary injunctions against the local utility companies in other licensed areas where the Canbras Group is currently paying unreasonably high pole rental rates. Although the Corporation believes that the first court decision (described above) will impact favorably on the Canbras Group's ability to achieve similar decisions against other local utility companies, there can be no assurance that it will be able to obtain similar decisions in these suits or that the first court decision will not be overturned or otherwise modified on appeal.

Dependence on Key Personnel

The Corporation's success also depends in part upon its ability to hire and retain skilled and qualified operating, marketing, financial and technical personnel and retain its senior management team. The Corporation believes that the loss of or inability to replace certain members of its senior management team or other key employees could have a material adverse effect on the Corporation. There can be no assurance as to the Canbras Group's ability to hire, retain or replace necessary personnel.

Cable Television Regulations

Brazilian telecommunications regulations currently prohibit, and may continue to prohibit in the foreseeable future, the ability of non-Brazilian nationals to own the controlling voting equity of cable television operators. The licensing, construction, ownership and operation of cable television and other telecommunication services and the grant, maintenance and renewal of applicable licenses are regulated by Brazilian laws and governmental authorities in Brazil. The Brazilian regulatory regime contains many constraints on the ownership and control of cable television and other telecommunications service operators. This regime is complex and subject to interpretation. Any unfavorable interpretation by the regulatory authorities as to the Corporation's compliance with such regime or changes in the current regulatory environment, could materially impact the Corporation and could result in regulatory proceedings and possible imposition of various sanctions and even, in extreme circumstances, result in the revocation of licenses and/or the imposition of significant fines or penalties.

With the election of the new President in Brazil who took office on January 1, 2003, Brazil has a new political party in power (see "Doing Business in Brazil" below). With this change in government, it is possible that significant changes will be made in Brazil's policies regarding telecommunications in general and the further opening up of the market to competition in particular. There are several legislative initiatives currently in process which could affect various aspects of the Canbras Group's lines of business, including Internet access and cable television services. There can be no certainty as to whether these initiatives will be enacted into law on the terms currently proposed or on other terms, and there can be no assurance that any such changes in law or policy will not have a material adverse effect on the Corporation's business, operations or financial condition.

Minority Voting Interest in Operating Companies

Due to current Brazilian telecommunications regulations, the Corporation does not own a majority voting interest in any of its cable television operating companies. In addition, applicable Brazilian regulations and, in some cases, the articles of association and related agreements in respect of its cable television operating companies, generally limit the ability of the equity holders (including the Corporation) to transfer their interests.

Competition

The broadband communications services industry in Brazil is highly competitive and generally characterized by rapid technological changes and low barriers to entry in the form of low license fees for "overbuild" licenses (second or more licenses for the same franchise territory). In addition, the new rules adopted in 2002 liberalizing Brazil's local access telephone markets, together with the new "multimedia" licenses, are likely to intensify competition within the industry. The Canbras Group's success depends on its ability to compete with existing and new broadband communications services providers.

In its Internet access business, the Canbras Group competes with the many free ISPs using dial-up access. The recent decision of the tax authorities which resulted in an effective increase in the rate of the value added sales tax required to be charged by the Canbras Group on its Internet access services (from 10% to 25%) has also impacted its ability to compete with these free ISP access providers.

In its cable television business, the Canbras Group competes primarily with DBS providers DIRECTV and Sky; MMDS (wireless cable) provider Tevecap; and, broadband cable operator, Net Servicos de Comunicacion S.A. ("Net"). Net, the largest cable operator in Brazil, is a direct competitor to the Canbras Group in only one licensed area: Santos. Tevecap, the second largest television operator in Brazil, utilizes MMDS network technology, and competes with the Canbras Group in the "ABC Region" (a group of three cities in greater metropolitan São Paulo), and in the city of Guarulhos. The Corporation considers DIRECTV and Sky, the largest providers of DBS services in Latin America, to be its principal competition with equivalent technology and quality programming.

Many existing and potential competitors have substantially greater financial, marketing and other resources than the Canbras Group. If such competitors devote significant additional resources to the provision of broadband communications services in the Canbras Group's service areas, it could have a material adverse effect on the business, financial condition and results of operations of the Corporation. The Corporation cannot give assurances that it will be able to compete successfully against these existing and potential competitors.

Doing Business in Brazil

All of the Corporation's revenues are derived from the Canbras Group's operations in Brazil and therefore the Corporation is subject to the risks of doing business in Brazil.

Brazil has for many years experienced political and economic instability, most recently, with the Presidential elections in October 2002. With the election victory of Mr. Luiz Inacio Lula da Silva, of the Workers Party, Brazil has its first left-wing President in 40 years. During President da Silva's (better known as "Lula") election campaign, he shifted dramatically to center, and his center-left government has promised ambitious tax and social security reforms (including reform of the debt-ridden public pension system), while the Congress includes a large block of Workers' Party members who in the past opposed such reforms. In addition, upon taking office in January 2003, the new President installed an "advisory council" of 82 leading business, labour and social leaders whose function is to advise the administration. President Lula has announced significant austerity efforts, including sharp public spending budget cuts and increased interest rates, which are stricter than those the previous administration had agreed to with the International Monetary Fund (which had established a US $30 billion loan for Brazil in September 2002), while at the same time asserting that the cuts will not affect his administration's new social programs, such as reducing hunger and increasing employment and educational opportunities for the country's poor. The new administration announced an increase in the country's primary surplus goal for 2003 from the 3.75 percent of gross domestic product ("GDP") agreed with the IMF by the former administration, to 4.25 percent of GDP. With the new administration having only taken office on January 1, 2003, the effectiveness of its policies and their impact, if any, on economic conditions in Brazil, cannot yet be determined.

Moreover, as events in the Latin American region have demonstrated, negative economic or political developments in one country in the region can lead to or exacerbate economic or political crises elsewhere in the region. The Corporation cannot provide any assurance that current economic difficulties in Argentina and elsewhere in Latin America will cease, including volatility in regional currencies and capital markets, which could lead to a material adverse effect on the Corporation's business, financial condition and results of operations.

The recent political and economic uncertainty in Brazil and elsewhere in Latin America have had an effect on investor and consumer confidence, and during 2002 the Canbras Group experienced a softening of demand including a decrease in the number of subscribers to the premium cable television service package and an increase in customer downgrades in service packages in the broadband services segment; a reduction in the number of large projects and telecommunications activity due to a lack of available capital for corporate customers in the data services segment; and a decrease in the level of new subscribers and greater customer disconnection rates in the Internet access segment. There can be no assurance that these trends will not continue or will stabilize, which could have a material adverse effect on the Corporation's business, financial condition and results of operations.

Foreign Exchange Controls and Restrictions

The Brazilian government does not currently restrict the ability of Brazilian persons or entities to convert Brazilian currency into US dollars for purposes of making scheduled payments under instruments issued outside Brazil and approved by the Brazilian monetary authority. However, Brazilian law permits the government to impose temporary foreign exchange controls if the foreign currency reserves of the Banco Central do Brasil (Brazil's Central Bank) fall below a specified level, which may result in restrictions on the ability of the Corporation's operating companies to pay their US dollar denominated debt.

Exchange Rates

The Corporation reports its consolidated financial statements in Canadian dollars, and its operating companies function in the local currency of Brazil. Many significant liabilities of the Canbras Group now and may in the future be payable in currencies other than the local currency, such as US dollar denominated liabilities incurred for borrowed money under the Floating Rate Note Facility, programming costs and equipment purchases. Accordingly, the Corporation has in the past, and may continue in the future, to experience economic loss and a negative impact on earnings solely as a result of foreign currency exchange rate fluctuations, which include foreign currency devaluations against the US dollar.

Inflation

Inflation has had and may continue to have adverse effects on the economy and securities market of Brazil, and could have adverse effects on the Corporation's operating results and/or the ability of its operating companies to obtain financing at acceptable rates. The operating results of the Corporation may be impacted in that inflation will lead to increased costs of operations that may not be recovered through price increases. Increases in prices may lead to increased subscriber churn and/or a downgrade in subscriber's programming packages.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

Management of Canbras Communications Corp. is responsible for the preparation, integrity and fair presentation of the financial statements and all other information contained in the Annual Report. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are based on management's best information and judgments.

In fulfilling its responsibilities, management has developed internal control systems and procedures designed to provide reasonable assurance that the Corporation's assets are safeguarded, that transactions are executed in accordance with appropriate authorization and that accounting records may be relied upon to properly reflect the Corporation's business transactions.

The Audit Committee of the Board of Directors reviews the consolidated financial statements of the Corporation and recommends them to the Board for approval. The Audit Committee meets with both management and the independent auditors to review the Corporation's operations and results, management's financial statements and the auditors' report and findings.

The financial statements were audited by Deloitte Touche Tohmatsu Auditores Independentes and their report follows.

Renato Ferreira Jr.
President and CEO
Canbras Group

Howard N. Hendrick
Executive Director of Financial Affairs
Canbras Group

March 1, 2003

AUDITOR'S REPORT

To the Shareholders of Canbras Communications Corp.

We have audited the consolidated balance sheets of Canbras Communications Corp. ("Corporation") as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu
Auditores Independentes
January 23, 2003

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31, 2002 and 2001
(in thousands of Canadian dollars, except per share amounts)

	2002	2001
	$	$ *Restated (Note 2i)*
Revenue		
Broadband cable services		
Cable television	53,575	52,144
Internet access	3,442	1,480
Data transmission	2,780	1,053
	59,797	54,677
ISP Services	1,837	1,086
Total revenue	61,634	55,763
Cost of services	18,653	18,412
Gross margin	42,981	37,351
Operating, selling, general and administrative expenses	30,537	36,965
Earnings from continuing operations before interest, taxes, depreciation and amortization	12,444	386
Depreciation and amortization expense	25,132	21,615
Operating loss from continuing operations	(12,688)	(21,229)
Interest expense	(5,661)	(6,336)
Interest income	3,033	1,619
Foreign exchange and other	2,748	(1,879)
Special charge (Note 8)	349	(1,875)
Loss from continuing operations before non-controlling interests	(12,219)	(29,700)
Non-controlling interests	2,196	5,511
Loss from continuing operations	(10,023)	(24,189)
Discontinued operations (Note 9)	-	(8,636)
Net loss	(10,023)	(32,825)
Loss per share from continuing operations (Note 7e)	(0.18)	(0.47)
Loss per share (Note 7e)	(0.18)	(0.64)
Weighted average number of shares outstanding (Note 7e)	55,089,381	51,332,931

CONSOLIDATED STATEMENTS OF DEFICIT
Years ended December 31, 2002 and 2001
(in thousands of Canadian dollars)

	2002	2001
	$	$ *Restated (Note 2i)*
Deficit, beginning of year, as previously reported	(128,947)	(96,509)
Cumulative effect on prior year of change in accounting policy for foreign currency translation (Note 2i)	(1,066)	(679)
Deficit, beginning of year, as restated	(130,013)	(97,188)
Transitional goodwill impairment (Note 2h)	(19,170)	-
Net loss for the year	(10,023)	(32,825)
Deficit, end of year	(159,206)	(130,013)

CONSOLIDATED BALANCE SHEETS
as at December 31, 2002 and 2001
(in thousands of Canadian dollars)

	2002	2001
	$	$ *Restated (Note 2i)*
Assets		
Current assets		
Cash and cash equivalents	9,627	35,072
Accounts receivable	1,812	2,378
Prepaid expenses and other	3,175	4,791
	14,614	42,241
Fixed assets (Note 3)	111,254	122,909
Licenses, net of accumulated amortization of $10,070 (2001 - $5,578)	46,374	50,866
Deferred costs (Note 4)	13,718	16,575
Goodwill (Note 2h)	-	19,170
	185,960	251,761
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	19,517	33,507
Due to related companies (Note 5a)	561	409
Debt due within one year (Note 6)	14,593	15,640
	34,671	49,556
Due to related companies (Note 5b)	-	7,573
Long-term debt (Note 6)	14,578	32,583
Non-controlling interests	18,234	14,474
	67,483	104,186
Shareholders' equity		
Capital stock (Note 7)	277,683	277,588
Deficit	(159,206)	(130,013)
	118,477	147,575
	185,960	251,761

Commitments and contingencies (Note 10)
Subsequent event – change in functional currency (Note 17)

Approved by the Board

Louis A. Tanguay
Director

José Guimarães Monforte
Director

CONSOLIDATED STATEMENTS OF CASH FLOWS
years ended December 31, 2002 and 2001
(in thousands of Canadian dollars)

	2002	2001
	$	$
		Restated (Note 2i)
Cash provided by (used in) operating activities		
Net loss from continuing operations	(10,023)	(24,189)
Items not affecting cash		
Depreciation and amortization	25,132	21,615
Non-controlling interests	(2,196)	(5,511)
Foreign exchange and other	217	2,718
	13,130	(5,367)
Changes in non-cash working capital items (Note 13)	(6,580)	1,070
	6,550	(4,297)
Cash provided by (used in) financing activities		
Increase (decrease) in bank facility	(15,022)	(25,000)
Increase in long-term debt	-	1,813
Issuance of common equity	-	99,092
Share issue costs	-	(1,385)
Advances and equity contributions from non-controlling interests	-	374
	(15,022)	74,894
Cash provided by (used in) investing activities		
Additions to fixed assets	(9,983)	(52,605)
Additions to deferred costs	(1,028)	(3,252)
	(11,011)	(55,857)
Cash and cash equivalents, provided by continuing operations	(19,483)	14,740
Cash used for discontinued operations (Note 9)	(5,962)	(6,490)
Cash and cash equivalents, beginning of year	35,072	26,822
Cash and cash equivalents, end of year	9,627	35,072

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2002 and 2001

(all tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

1. Description of the business and basis of presentation

Canbras Communications Corp. (the "Corporation" or "CCC"), originally incorporated under the laws of British Columbia on August 7, 1986, was continued under the *Canada Business Corporations Act* effective June 22, 1998.The indirect majority shareholder of CCC during 2001 was Telecom Américas Ltd. ("TAL"), and effective as of February 8, 2002, distributed its 75.6% indirect interest in CCC to Bell Canada International Inc. ("BCI"), which then became the indirect majority shareholder of CCC. CCC, through its subsidiaries (collectively the "Canbras Group") is engaged in the acquisition, development and operation of broadband communication services in Brazil including cable television ("CATV"), Internet access and data services, as well as Internet Service Provider ("ISP") services, in Brazil.

Existing cash and cash expected to be generated from 2003 operations are not expected to be sufficient to meet US $9.25 million (approximately $ 14.6 million) in principal repayment obligations due in May 2003 to the lenders under a floating rate note credit facility (the "Floating Rate Note Facility") (see Note 6), and the Canbras Group faces the possibility of a payment default under such Facility. The Canbras Group is engaged in ongoing discussions with its lenders with a view to refinancing or otherwise modifying the terms of the Floating Rate Note Facility. There can be no assurance as to the outcome of such discussions, including whether or not and on what terms (if any) the lenders would be willing to refinance or otherwise modify the terms of such Facility, or whether or not such discussions will be concluded prior to the repayment date in May 2003.

In the event that the Corporation is unable to obtain favourable modifications to the terms of the Floating Rate Note Facility and is unable to satisfy its May 2003 repayment obligations, or if it otherwise fails to comply with the various covenants in the Facility, the lenders under the Facility have the right to declare a default under such Facility and to demand immediate repayment of the entire amount of the Facility (approximately $29.2 million), which would have a material adverse effect on the Corporation's business and financial condition.

In addition to the liquidity issues related to the Floating Rate Note Facility, the Canbras Group does not expect to generate sufficient cash from operations to meet projected corporate overhead and certain other operating expenses for 2004. As a result, the Canbras Group is pursuing various strategies, including new sources of financing, that could allow the Canbras Group to achieve the necessary liquidity to continue in operation beyond 2003. However, at this time, the Canbras Group does not have any commitments with respect to such strategies or for such new financing, and there can be no assurance that it will be able to secure any new financing, whether from the public or private equity or debt markets, or from its majority shareholder, or that any such new financing (if obtained) would not have a substantial dilutive effect on shareholders' current interests in the Corporation.

The consolidated financial statements have been prepared assuming the Corporation will continue as a going concern. Also the financial statements do not include any adjustments that might result from the outcome of the uncertainty mentioned above.

2. Significant accounting policies

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities, the recognition of revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

2. Significant accounting policies (continued)

(a) Principles of consolidation

These consolidated financial statements include the accounts of the Corporation and all of its subsidiaries, from their date of acquisition. All significant intercompany transactions are eliminated upon consolidation.

(b) Cash and cash equivalents

The Corporation considers all highly liquid investments, with a term to maturity of three months or less when purchased, to be cash equivalents.

(c) Fixed assets

Fixed assets are recorded at cost (see Note 17) and are depreciated on a straight-line basis over their estimated useful lives as follows:

Broadband network	10 years
Test tools and equipment	5 years
Head ends and electronics	10 years
Computer hardware and software	5 years
Converters and traps	5 to 10 years
Leasehold improvements and other assets	5 years
Motor vehicles	5 years
Furniture and fixtures	5 to 10 years

(d) Licenses

The Canbras Group's CATV licenses are recorded at cost (see Note 17) and are amortized on a straight-line basis over ten years commencing upon completion of the development period.

(e) Deferred costs

Deferred costs relate primarily to the Canbras Group's cable operations (see Note 17) and are comprised of the following:

(i) Development costs

During the development period, interest, operating, development and certain overhead costs related to the development of the CATV licenses are deferred. Development costs are amortized on a straight-line basis over ten years commencing upon completion of the development period.

(ii) Prematurity costs

Upon completion of the development period, the Canbras Group's operations enter the prematurity period. This occurs upon the connection of the first paying CATV subscriber.

During the prematurity period, a portion of interest, certain operating costs and overhead costs are deferred based on a pro-rata calculation of installed subscribers and a specified predetermined subscriber level. The prematurity period ends at the earlier of two years after its commencement or upon obtaining the predetermined subscriber level. Prematurity costs are amortized on a straight-line basis over ten years commencing at the time the costs were first deferred.

2. Significant accounting policies (continued)

(iii) Subscriber conversion costs

Subscriber conversion costs represent costs related to a fee payable to a non-controlling interest upon conversion of specified Multi-channel Multi-point Distribution Service (MMDS) subscribers of the non-controlling interest in a subsidiary of CCC to CATV customers of such subsidiary. These costs are deferred and amortized on a straight-line basis over ten years.

(iv) Long-term financing costs

Costs related to the issuance of long-term debt are deferred and amortized using the straight-line method over the term of the related debt.

(f) Revenue recognition

Cable subscriber connection fees and costs are included in revenue and cost of services as the services are performed. Subsequent disconnection and reconnection costs are expensed as incurred. Revenues from the provision of CATV, high-speed Internet access data and ISP services are recognized as the services are rendered.

(g) Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

(h) Goodwill

Effective January 1, 2002, the Corporation adopted the following new accounting recommendations of the Canadian Institute of Chartered Accountants ("CICA"):

Handbook Sections 1581, "Business Combinations", and 3062, "Goodwill and Other Intangible Assets". These recommendations require that all business combinations be accounted for using the purchase method. In addition, goodwill and intangible assets with an indefinite life are no longer amortized to earnings but are subject to an annual impairment test. The Corporation completed its first goodwill impairment test as of January 1, 2002 and determined that all of its goodwill was impaired. In accordance with the transitional provisions of Section 3062, $19,170,000 was charged to opening deficit. For the twelve months ended December 31, 2001, goodwill amortization amounted to $1,476,000 and remained recorded as depreciation and amortization expense. In accordance with the provisions of Section 3062, prior periods have not been restated to reflect the non-amortization of goodwill.

2. Significant accounting policies (continued)

(i) *Foreign currency translation*

Handbook Section 1650, "Foreign Currency Translation", contains amended recommendations which require, as of January 1, 2002, that all unrealized translation gains and losses on assets and liabilities denominated in foreign currencies be included in earnings for the year, including gains and losses on long-term monetary assets and liabilities such as long-term debt, which were previously deferred and amortized on a straight-line basis over the remaining lives of the related items. These amendments were applied retroactively with restatement of prior periods. As a result of this change in accounting policy, opening deficit at January 1, 2002 increased by $1,066,000 (2001 - $679,000), deferred charges decreased by $1,766,000 non-controlling interest decreased by $700,000 and net loss for the twelve months ended December 31, 2001 increased by $387,000.

The Corporation's foreign subsidiaries are considered to be integrated foreign operations. Accordingly, monetary assets and liabilities in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities are translated at rates of exchange at the time of the transaction. Revenue and expense items, except for depreciation and amortization of fixed assets, licenses and deferred costs, which are maintained historically, are remeasured to Canadian dollars using the monthly average exchange rate. Resulting exchange gains or losses are included in the determination of earnings (see Note 17).

(j) *Stock-based compensation*

The Corporation issues stock options to certain key employees of the Canbras Group under its Long - Term Incentive (Stock Option) Plan, and to directors of the Corporation under its Stock Option Plan for Non-Employee Directors. No compensation expense is recognized for options granted to individuals. Any consideration paid by individuals on exercise of stock options is credited to share capital.

Handbook Section 3870, Stock-based compensation and other stock-based payments contains recommendations which establish standards for the recognition, measurement and disclosure of stock-based compensation made in exchange for goods and services. The standard requires that compensation for all awards made to non-employees and certain awards made to employees, including stock appreciation rights, direct awards of stock and awards that call for settlement in cash or other assets, be measured and recorded in the financial statements at fair value, and encourages, but does not require, the use of the fair value method for all other types of stock-based compensation plans. This Section applies to awards granted by the Corporation on or after January 1, 2002.

The Corporation, as permitted by Handbook Section 3870, has chosen to continue to account for employee stock options by measuring compensation cost for options as the excess, if any, of the quoted market price of the Corporation's common shares at the date of grant over the amount an employee must pay to acquire the common shares.

2. Significant accounting policies (continued)

(k) Loss per share

On January 1, 2001, the Corporation adopted the recommendations of the CICA Handbook Section 3500, Earnings Per Share, ("EPS"), on a retroactive basis. The revised section requires the presentation of both basic and diluted EPS on the face of the statements of operation regardless of the materiality of the difference between them and requires the use of the treasury stock method to compute the dilutive effect of options as opposed to the former imputed earnings approach. The adoption of this new section did not have any impact on the calculation of the loss per share of the Corporation for the current or prior year.

3. Fixed assets

Fixed assets are comprised of the following:

	2002		
	Cost	Accumulated Depreciation and Amortization	Net Book Value
	$	$	$
Broadband network	117,455	36,522	80,933
Materials held for future capital expenditures	17,332	-	17,332
Test tools and equipment	10,379	4,349	6,030
Head ends and electronics	4,425	1,976	2,449
Computer hardware and software	5,648	3,375	2,273
Converters and traps	6,730	5,427	1,303
Leasehold improvements and other assets	1,121	745	376
Motor vehicles	2,822	2,519	303
Furniture and fixtures	1,489	1,234	255
	167,401	56,147	111,254

3. Fixed assets (continued)

	2001		
	Cost	Accumulated Depreciation and Amortization	Net Book Value
	$	$	$
Broadband network	103,789	25,016	78,773
Materials held for future capital expenditures	24,544	-	24,544
Test tools and equipment	9,208	2,620	6,588
Head ends and electronics	4,192	1,543	2,649
Computer hardware and software	8,842	3,064	5,778
Converters and traps	6,283	4,196	2,087
Leasehold improvements and other assets	1,119	547	572
Motor vehicles	3,115	1,947	1,168
Furniture and fixtures	1,743	993	750
	162,835	39,926	122,909

4. Deferred costs

Deferred costs are comprised of the following:

	2002	2001
	$	$
Development and prematurity costs	17,075	17,685
Capitalized interest	7,786	6,034
Long-term financing costs	2,315	3,296
Subscriber conversion costs	1,928	1,954
Other	-	1,189
	29,104	30,158
Accumulated amortization	(15,386)	(13,583)
	13,718	16,575

5. Due to related companies and other

(a) Due to related companies - current portion

The current portion due to related companies is comprised of the following:

	2002	2001
	$	$
Accounts payable due to non-controlling shareholder	561	409

(b) Due to related companies - non-current portion

	2002	2001
Due to related companies (i)	-	7,523
Other	-	50
	-	7,573

(i) During the fourth quarter of 2001, the Canbras Group amended the put and call options previously entered into with its Brazilian partner in two of its subsidiaries to purchase, subject to regulatory approval, such partner's equity interests in these two subsidiaries (together the "Vale Properties"). The put and call options were exercisable, until December 2002, with the option price payable in January 2003, for R$ 10,960,000 (equivalent to $7,523,000 as of 12/31/2001) plus interest at the Brazilian interbank deposit rate ("CDI") plus 0.5% monthly from the fourth quarter of 2001 to the payment date. The Corporation accounted for this transaction as an additional acquisition of the Vale Properties resulting in a purchase price of $ $7,523,000 being allocated to license.

In the Corporation's opinion, the Brazilian partner's right to require the Canbras Group to purchase such partner's interest in the Vale Properties expired unexercised on December 21, 2002. As a result, $5,956,000 (R$13,340,000 including accrued interest), previously shown as debt, has been reclassified as non-controlling interest on the December 31, 2002 balance sheet. The parties are engaged in on-going discussions with a view to realigning their respective ownership interests in the Vale Properties, and such realignment, depending on final agreements between the parties, if any, could result in a significant loss on disposition. As the discussions are in the early stages, there can be no certainty as to the outcome thereof, or the terms of any such realignment of interests.

6. Long-term debt

	2002	2001
	$	$
Floating Rate Note Facility (US$18,500 in 2002 and US$27,750 in 2001) (a)	29,171	44,198
Bank loan, (2001 - R$937) bearing interest at a rate of C.D.I. plus 13.5%, repayable in monthly installments of R$42 plus interest – Discontinued operations(b)	-	655
Equipment financing, non-interest bearing, repayable in monthly installments until November 2004 – Discontinued operations (b)	-	2,887
Other	-	483
	29,171	48,223
Less: current portion	14,593	15,640
	14,578	32,583

6. Long-term debt (continued)

Minimum principal repayments of the Floating Rate Note Facility is as follows:

	$
2003	**14,593**
2004	**14,578**

(a) Canbras TVA debt facility

On May 14, 1999, Canbras TVA Cabo Ltda. ("Canbras TVA") entered into the US$30 million Floating Rate Note Facility with a banking syndicate. Under the terms of the indenture agreement, Canbras TVA issued three series (Series A, Series B and Series C) of floating rate notes (the "Notes"), each series in the principal amount of US$10 million of which US$750 of Series B and C and $10 million of Series A are held by a wholly-owned subsidiary of the Corporation, Canbras Holdings Ltd. The December 31, 2002 balance is recorded at the net amount due to third parties.

The interest rate on the Notes is reset at the beginning of each quarter based on the LIBOR rate (London Inter Bank Offered Rate) plus an Applicable Margin ranging from 4.50% to 7.50% determined in accordance with Canbras TVA's debt-to-EBITDA ratio (as defined).

The Notes, which have a stated maturity of May 2007, are redeemable at par plus accrued interest at any time at the option of Canbras TVA and are subject to retraction at par plus accrued interest on an annual basis, at the option of the Note holders, commencing in the third, fourth and fifth years for the Series A, Series B and Series C Notes, respectively, i.e. 2002, 2003 and 2004.

In the first quarter of 2002, Canbras Holdings Ltd. purchased all Series A Notes not already held by it and in connection therewith, the indenture governing the Notes was modified to provide that the Series A Notes are subordinate in right of payment to the Series B and C Notes and that interest on the Series A Notes is accrued and payable only after payment in full of all principal and interest due under the Series B and C Notes and certain financial covenants were modified.

The Notes are secured by a movable and an immovable hypothec on substantially all of the assets of Canbras TVA (other than its CATV licenses and network system, which under applicable regulations, are not permitted to be pledged).

The indenture (as modified) contains customary covenants, including restrictions on payment of dividends, incurrence of additional indebtedness, sales of assets (specifically if either BCI or Abril S.A. were to become non-controlling shareholders, the Notes would become retractable by the holders), mergers and transactions with affiliates, certain minimum quarterly levels of CATV subscribers, and certain minimum quarterly debt, EBITDA and interest coverage ratios.

The Notes represent senior indebtedness of Canbras TVA and as such, the shareholders of Canbras TVA and certain of their affiliates have entered into a Quotaholders Subordination Agreement, pursuant to which payment of principal under current and future outstanding loans made by the shareholders (or their affiliates) are subordinated to the prior payment in full of the Notes.

(b) Debt from discontinued operations

During 2002, the liabilities from discontinued operations were condensed in a single line and reported as "Accounts payable and accrued liabilities".

7. Capital stock

Capital stock is comprised of the following:

(a) Authorized
An unlimited number of common shares

(b) Issued and outstanding

	Number	Amount
		$
Balance at December 31, 2000	32,010,726	179,882
Common shares issued pursuant to Rights Offering, net of issue costs	23,047,723	97,706
Balance at December 31, 2001	55,058,449	277,588
Shares issued in cancellation of stock options	39,622	95
Balance at December 31, 2002	55,098,071	277,683

Reorganization plan

On February 8, 2002, a reorganization plan relating to TAL was completed. The reorganization plan involved, among other things, the transfer of TAL's indirect 75.6% interest in CCC to BCI. In addition, in early 2002, BCI announced that it was adopting a plan of disposition with respect to its interest in CCC.

Rights offering

On February 28, 2001, the Corporation closed a Rights Offering to holders of its common shares for gross proceeds of $99.1 million. One right for each common share outstanding was issued to registered shareholders of the Corporation as at the specified record date, with each right entitling the holder to subscribe for 0.72 of a common share at a price of $4.30 per share. In connection with the Rights Offering, TAL (the Corporation's then majority shareholder) agreed to cause the exercise of all of the Rights issued indirectly to it under the Rights Offering and to indirectly subscribe for additional common shares at $4.30 per common share, if and to the extent required in order that the Corporation receive the maximum gross proceeds from the Rights Offering (such agreements being the "Shareholder's Commitments"). Upon closing of the Rights Offering and the Shareholder's Commitments, a total of 23,047,723 new common shares were issued, of which TAL indirectly acquired 18,971,605 shares. As a result, TAL's indirect equity interest in the Corporation was increased from 70.7% to 75.6%.

7. Capital stock (continued)

(c) Escrowed shares

Under the terms of an escrow agreement dated February 3, 1995 among the Corporation, CIBC Mellon Trust Company as escrow agent, and the individuals named therein (the "Escrow Agreement") 750,000 shares were issued in escrow. In accordance with the release schedule approved by the relevant securities regulators in January 2001, the shares were released from escrow in three equal installments of 250,000 shares on each of September 19, 2001, March 19, 2002 and September 19, 2002.

(d) Stock-based compensation plans

During the year ended December 31, 2001, the Corporation adopted a new long-term incentive stock option plan for key employees and consultants ("2001 ESOP"). Prior to the adoption of the 2001 ESOP, stock options were awarded under the 2000 long-term incentive stock option plan for key employees ("2000 Plan"), and prior to that, on an individual grant basis. An aggregate of 3,770,245 common shares of the Corporation were reserved for issuance under option grants (including 485,600 common shares reserved in connection with previously outstanding and unexercised individual stock option grants).

Under the terms of the 2001 ESOP, options may be granted to officers, other employees and consultants of the Corporation and/or certain controlled subsidiaries of the Corporation. The exercise price for each share covered by an option is established at 100% of the market value per share on the last trading day prior to the effective date of the grant. Options are exercisable during a period not to exceed seven years. The right to exercise options accrues over a period of four years of continuous employment, commencing on the first annual anniversary date of the subject grant. The terms of the 2000 Plan were similar to those of the 2001 ESOP. In connection with the adoption of the 2001 ESOP, the Corporation decided that no new options would be issued under the 2000 Plan.

Also during the year ended December 31, 2001, the Corporation adopted a new stock option plan for non-employee directors ("2001 Outside Directors Option Plan"). Under such plan, two types of options grants are available: "Earned Grants", and "Discretionary Grants". Under the terms of the 2001 Outside Directors Option Plan, options may be granted to directors of the Corporation who are not employees of the Corporation or any of its affiliates, including TAL and BCI. An aggregate of 1,250,000 common shares of the Corporation have been reserved for issuance under option grants. The exercise price for each share covered by an option is established at 100% of the market value per share on the last trading day prior to the effective date of the grant. Options under Earned Grants are not exercisable until the sixth anniversary of the date of grant and the options are deemed "earned" on a quarterly basis over the one-year period following the date of grant. The terms of options under Discretionary Grants are determined by the Corporate Governance Committee of the Board of Directors of the Corporation on an individual basis.

7. Capital stock (continued)

(d) Stock-based compensation plans

Certain employees of or consultants to the Corporation or its subsidiaries have been granted share appreciation rights ("SAR"). The value of each SAR is the difference between the specified grant price of the subject SAR and the market price per share of the Corporation's common shares at the date of exercise of the SAR. Compensation expense related to SARs recorded in 2001 amounted to $43,500.

A summary of the status of the outstanding stock options of the Corporation as at December 31, 2002 and 2001, and changes during the years ending on those dates is presented below:

	2002		2001	
	Shares	Weighted Average Exercise Price Per share $	Shares	Weighted Average Exercise Price Per share $
Options outstanding, beginning of year	**935,600**	**5.55**	485,600	6.34
Granted	**32,300**	**2.25**	450,000	4.70
Exercised	-	-	-	-
Forfeited	**(236,900)**	**6.95**	-	-
Outstanding, end of year	**731,000**	**4.95**	935,600	5.55
Options exercisable, end of year	**687,133**	**4.96**	811,736	5.36

7. Capital stock (continued)

(d) Stock-based compensation plans (continued)

The following table summarizes information about stock options outstanding at December 31, 2002:

Range of exercise Prices/ Exercise price per share	Outstanding Options	Weighted Average Remaining Contractual life (years)	Weighted average exercise price per share	Number exercisable	Weighted average exercise price per share
$			$		$
2.25	32,300	6.1	2.25	-	-
4.00 – 4.30	527,000	4.0	4.12	527,000	4.12
7.00 – 7.21	137,000	5.6	7.06	137,000	7.06
11.75	34,700	4.5	11.75	23,133	11.75
	731,000	**4.4**	**4.95**	**687,133**	**4.96**

For the twelve months ended December 31, 2002, a total of 32,300 options were granted at the quoted market price on the date of each grant and hence there is no associated compensation expense recorded in the financial statements. As of the respective dates of the grants, the aggregate fair value of the options was $60,754 and if such options had been accounted for using the fair value method, the associated compensation cost for the twelve months ended December 31, 2002 would have been $46,116.

(e) Loss per share:

The following table sets forth the computation of basic and diluted loss per share from continuing operations:

	2002	2001
Numerator :		
Net loss	(10,023)	(24,189)
Denominator :		
Denominator for basic and diluted loss per share – weighted average number of shares	55,089,381	51,332,931
Basic and diluted loss per share from continuing operations	(0.18)	(0.47)

The Corporation excluded potential common share equivalents from the loss per share calculation as they were considered anti-dilutive.

7. Capital stock (continued)

(e) Loss per share: (continued)

The following table sets forth the computation of basic and diluted loss per share:

	2002	2001
Numerator :		
Net loss	(10,023)	(32,825)
Denominator :		
Denominator for basic and diluted loss per share – weighted average number of shares	55,089,381	51,332,931
Basic and diluted loss per share	(0.18)	(0.64)

The Corporation excluded potential common share equivalents from the loss per share calculation as they were considered anti-dilutive.

8. Special charge

In 2001, the Corporation recorded a one-time special charge of $1.9 million reflecting the expected costs to implement and complete the Corporation's Management Centralization Plan. Under the Management Centralization Plan, substantially all core positions responsible for the executive direction and management of the operations of the Canbras Group were phased out of Montreal, Canada effective December 31, 2001 and centralized in Santo André, Brazil, where the Corporation's largest operating subsidiaries are headquartered. The special charge reflected expected costs to be incurred as a result of the Management Centralization Plan, including severance pay for Montreal employees who were terminated at year-end and other incremental costs.

As at December 31, 2002, the remaining balance of the special charge provision, $0.4 million, was reversed in the Statements of Operations.

9. Discontinued operations

The Corporation adopted a formal plan of disposal for its private telephone resale operations conducted by its subsidiary Teleminio Servicos de Telematica Ltda. ("TST") through the winding down of TST's operations by December 31, 2002 (unless earlier sold to a third-party). As a result, the Corporation recorded a provision of $6,021,000 in the year ended December 31, 2001. This provision includes both the write-down of assets and accruals ($4,626,000) and the operating losses expected to be incurred between the date TST's operations were treated as discontinued and the ultimate wind-down date ($1,395,000). Accordingly, the consolidated statements of operations and cash flows exclude the revenues, expenses and cash flows of the discontinued operations. The results of operations and cash flows for the discontinued operations for the current and prior year are presented as a single line in consolidated statements of operations and cash flows, and are identified as discontinued operations. Effective March 1, 2002, all of the shares of TST were sold to a third party and certain liabilities incurred up to February 28, 2002 were assumed by the Canbras Group.

As of December 31, 2002, the net balance of accrual amounted to $3,818,000.

The assumptions and resulting estimates, on which the estimated loss amounts are based, may change with the passage of time and as additional information is obtained. Any changes to the estimates will be recognized as part of the loss on discontinued operations in the period in which such change occurs.

Net loss from discontinued operations is as follows:

	2002 $	2001 $
Revenue applicable to discontinued operations, excluded from consolidated revenues	-	16,680
Operating loss	-	(1,910)
Interest income	-	94
Write-down of assets	-	(4,626)
Interest expense	-	(868)
Foreign exchange and other	-	69
Loss prior to measurement date	-	(7,241)
Estimated losses between measurement date and wind-down date	-	(1,395)
Net loss from discontinued operations	-	(8,636)

9. Discontinued operations (continued)

Amounts related to the discontinued operations included in the consolidated balance sheets are as follows:

	2002	2001
	$	$
Cash	-	1,272
Other current assets	-	2,170
	-	3,442
Fixed assets, net	-	4,748
Deferred costs, net	-	270
	-	8,460
Current liabilities	-	6,910
Long-term liabilities	-	2,894
	-	9,804
Net liabilities	-	1,344

Cash flows provided by (used for) discontinued operations are as follows:

	2002	2001
Operating activities	(5,962)	(6,106)
Financing activities	-	(508)
Investing activities	-	124
Cash flows used by discontinued operations	(5,962)	(6,490)

10. Commitments and Contingencies

Commitments

The future minimum payments under operating leases for the rental of premises and distribution facilities, and obligations arising under consulting contracts are as follows:

	$
2003	**4,538**
2004	**3,737**
2005	**3,597**
2006	**3,564**
2007	**3,537**

10. Commitments and contingencies (continued)

The Canbras Group's broadband network is almost entirely aerial construction, which requires use of the already erected poles of the local utility companies under pole rental agreements. The current agreements are effective for periods varying from 2 to 5 years, renewable for additional terms. The contract value is determined by the number of poles to be used, and therefore, the total cost varies according to the network. Future minimum payments, in accordance with the provisions of current agreements are included in the above table.

Relying on regulations governing infrastructure sharing in Brazil, the Canbras Group has brought legal actions against certain local utility companies to reduce the pole rental charges imposed by them to a fair price. Pending final court decisions, payments, judicial deposits and accruals have been made in accordance with amounts charged by the local utility companies.

Contingencies

In the normal course of operations, the Canbras Group becomes involved in various claims and legal proceedings. While the final outcome with respect to claims and legal proceedings pending at December 31, 2002 cannot be predicted with certainty, it is the opinion of management that their resolution will not materially affect the financial position of the Corporation.

11. Related party transactions

In addition to transactions disclosed elsewhere in these consolidated financial statements, the following summarizes transactions which have been undertaken with related parties :

(a) Maintenance, support, commissions and licensing fees of nil in 2002 (2001 - $108,000) were paid or payable to a non-controlling interest of the Corporation's subsidiaries and

(b) Cable television programming and related fees of nil in 2002 (2001 - $4,516,000) were paid or payable to a non-controlling interest of the Corporation's subsidiaries.

Transactions between related parties are recorded at the exchange amounts, being the amounts agreed to by the parties.

12. Income taxes

As at December 31, 2002, future income taxes benefits are as follows:

	2002	2001
	$	$
Future income tax assets:		
Tax benefit on losses	35,400	28,500
Other temporary differences	17,810	12,400
	53,210	40,900
Valuation allowance	(53,210)	(40,900)
Net future income tax asset	-	-

At December 31, 2002, the Canbras Group has Canadian non-capital tax losses carried forward amounting to approximately $17,800,000 expiring at various dates to the year 2009, as well as additional

12. Income taxes (continued)

Brazilian non-capital losses of approximately $82,900,000 (equivalent to R$185,700,000 converted to Canadian dollar, using the balance sheet exchange rate) . In addition, the Canbras Group has Canadian capital losses amounting to approximately $9,000,000 that can be carried forward indefinitely. The Brazilian tax losses can be carried forward indefinitely; however, a statutory limit of 30% of the taxable income for each year is imposed. The benefits of these loss carry forwards have not been recognized in these financial statements, since realization is not assured.

Under Brazilian tax regulation, every legal entity is required to prepare and complete its tax return as a separate entity, as consolidated tax returns of any nature are not allowed. Therefore, taxable income of certain subsidiaries can not be offset against the tax losses of others. Additionally, Brazilian tax regulations provide that in the event of mergers, the merged legal entity's tax loss carry forwards expire.

13. *Supplemental cash flow information*

	2002 $	2001 $
Changes in non-cash working capital items		
Accounts receivable	810	(466)
Prepaid expenses and other	46	(863)
Accounts payable and accrued liabilities	(7,636)	2,690
Due to related companies	200	(291)
	(6,580)	1,070
Interest paid	2,913	6,286
Write-off of fixed assets and deferred charges of discontinued operations charged to the balance of accruals for loss on discontinued operations	4,883	-
Non-cash transactions		
Conversion of debt and accrued interest and other amounts payable into common shares	-	11,433

14. Segmented information

During 2002 the Canbras Group operated in two segments: Broadband cable (including cable television, high speed Internet access and data transmission) services, and Internet Service Provider (ISP) services. Corporate expenses are not allocated to the segments and are shown separately below. The accounting policies of the segments are the same as those described in Note 2.

2002

	Broadband Cable	ISP	Corporate	Total
	$	$	$	$
Revenue	59,797	1,837	-	61,634
Earnings (loss) before depreciation and amortization, interest and foreign exchange	14,853	325	(2,734)	12,444
Interest expense	(3,791)	(10)	(1,860)	(5,661)
Interest income	2,786	-	247	3,033
Foreign exchange and other	3,013	(89)	(176)	2,748
Special charges	-	-	349	349
Depreciation and other amortization	(24,815)	(317)	-	(25,132)
Loss before non-controlling interests	(7,954)	(91)	(4,174)	(12,219)
Investments during the year				
Fixed assets	9,927	56	-	9,983
Net investment in fixed assets and goodwill, end of year	110,776	464	14	111,254

14. Segmented information (continued)

2001

	Broadband Cable	ISP	Corporate	Total
	$	$	$	$
Revenue	54,677	1,086	-	55,763
Earnings (loss) before depreciation and amortization, interest and foreign exchange	6,396	(779)	(5,231)	386
Interest expense	(5,965)	(10)	(361)	(6,336)
Interest income	473	9	1,137	1,619
Foreign exchange and other	(7,866)	(40)	6,027	(1,879)
Special charges	-	-	(1,875)	(1,875)
Goodwill amortization	(1,476)	-	-	(1,476)
Depreciation and other amortization	(19,534)	(307)	(298)	(20,139)
Loss before non-controlling interests	(27,972)	(1,127)	(601)	(29,700)
Investments during the year				
Fixed assets	52,513	82	10	52,605
Net investment in fixed assets and goodwill, end of year	141,542	523	14	142,079

15. Financial instruments

(a) Currency risk

The Canbras Group operates internationally and is exposed to market risks from changes in foreign currency rates. The Canbras Group periodically invests surplus cash in US dollar and Brazilian *real* denominated instruments. At December 31, 2002, the equivalent of $7.4 million was invested in US dollar denominated instruments and $0.1 million was invested in Brazilian *real* denominated instruments.

(b) Concentration of credit risk

Financial instruments which potentially subject the Canbras Group to concentration of credit risk consist principally of accounts receivable from customers and distributors. All of the Canbras Group's customers are located in Brazil. The ability of the customers to pay their debts depends, in part, upon the general condition of that economy. Generally, the Canbras Group does not require collateral or other security to support receivables.

(c) Fair value of financial instruments

The fair value of cash and cash equivalents, marketable securities, accounts receivable, due from a related party and current liabilities approximates their carrying amount, given their relatively short-term to maturity. As at December 31, 2002, the fair value of the long-term debt approximates the carrying amount.

(d) Interest rate risk

The Canbras Group is exposed to market risks from changes in interest rates on its long-term debt and does not currently hold any financial instruments that mitigate this risk.

16. New accounting pronouncements

The CICA has issued the following new Handbook Sections:

Handbook Section 3063, "Impairment of long-lived assets". Effective April 1, 2003, this Section provides guidance on the recognition, measurement and disclosure of the impairment of long-lived assets. It replaces the write-down provisions in Section 3061 "Property, Plant and Equipment". The Section:

- Requires an impairment loss for a long-lived asset to be held and used to be recognized when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition;
- Requires an impairment loss for a long-lived asset to be held and used to be measured as the amount by which its carrying amount exceeds its fair value.

The Corporation does not believe that the adoption of this new Section will have a material impact on its consolidated financial statements.

Handbook Section 3475, "Disposal of long-lived assets and discontinued operations". Effective for disposal activities initiated by an enterprise's commitment to a plan on or after May 1, 2003, this Section provides guidance on the recognition, measurement, presentation and disclosure of long-lived assets to be disposed of. It replaces the disposal provisions of Property, Plant and Equipment, Section 3061 as well as Discontinued Operations, Section 3475. The Section:

- Provides criteria for classifying assets as held for sale;
- Requires an asset classified as held for sale to be measured at fair value less cost to sell;
- Provides criteria for classifying a disposal as a discontinued operation; and
- Specifies presentation and disclosures for discontinued operations and other disposals of long-lived assets.

17. Subsequent event

As of January 1, 2003, the Corporation's Brazilian subsidiaries were no longer considered to be integrated operations due to the fact that their economic activities, mainly the day-to-day financing of the subsidiaries' operations and the centralization of the operating management team in Brazil, had become largely independent of the Corporation and will be considered self-sustaining subsidiaries. The Corporation will continue to report the financial results in Canadian dollars, but the functional currency of its foreign subsidiaries will change from Canadian dollars to Brazilian *reais*. Accordingly, for accounting and financial reporting purposes the Corporation will switch the method of translation from the temporal method to the current-rate method. Under the current-rate method, assets and liabilities of the subsidiaries denominated in a foreign currency will be translated into Canadian dollars at exchange rates in effect at the balance sheet dates. Revenues and expenses will be translated at the average exchange rates prevailing during the period. The resulting unrealized gains or losses will be accumulated and reported as a foreign currency translation adjustment in shareholders' equity.

The impact of changing the method of translation from the temporal to the current-rate method as of January 1, 2003, will result in a significant reduction in the Corporation's carrying value of its non-monetary assets, such as fixed assets, licenses, deferred costs, non-controlling interest and shareholders' equity. Based on the exchange rate in effect on January 1, 2003, the carrying value of fixed assets, licenses, deferred costs and non-controlling interest would be reduced by $40,818,000, $19,959,000, $4,571,000 and $12,410,000 respectively, and as a result, shareholders' equity would be reduced by $52,938,000. These reductions reflect the decline in value of the Brazilian *reais* relative to the Canadian dollar between the time the non-monetary assets were first acquired and January 1, 2003. The carrying value of non-monetary assets, as well as the foreign currency translation adjustment in shareholders' equity, will *fluctuate each reporting date based on the exchange rate in effect at the balance sheet date.*

18. Comparative figures

Certain comparative figures have been reclassified to conform with the presentation adopted in 2002.

Contact Information:

Canbras Communications Corp.
1000 de La Gauchetière Street West, Suite 1240
Montréal, Québec, Canada H3B 4Y7

Telephone: (514) 878-1232
Fax: (514) 878-1600
E-mail: investor.relations@canbras.ca

Canbras Communications Corp. files financial and corporate information with Canadian securities commissions. This information can be found at www.sedar.com or on the Canbras Communications Corp. Website, **www.canbras.ca** and is available from the Corporation upon request.

Stock Exchange Listings

Canbras Communications Corp. is listed on the Toronto Stock Exchange under the symbol **CBC**.

Number of shares

At March 6, 2003, there were 55,098,071 CBC common shares outstanding.

Transfer Agent and Registrar

CIBC Mellon Trust Company
2001 University Street 16th Floor
Telephone: (514) 285-3600

Annual Meeting

The Annual Meeting of Canbras Communications Corp. will be held at 10:00 a.m. on Monday, April 28, 2003, in the VIP Room, 1000 de La Gauchetière Street West, Montréal, Québec.

Pour obtenir une version française du rapport annuel, veuillez communiquer avec le service des Relations avec les investisseurs.

Forward-Looking Statements

This Annual Report contains forward-looking statements with respect to the Corporation and/or its subsidiaries. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by forward-looking statements. The Corporation considers the assumptions on which these forward-looking statements are based to be reasonable at the time they were prepared, but cautions the reader that these assumptions regarding future events, many of which are beyond the control of the Corporation and its subsidiaries, may ultimately prove to be incorrect. Factors which could cause actual results or events to differ materially from current expectations are discussed under "Risk Factors" as well as in the Corporation's Annual Information Form for the year ended December 31, 2002. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.